Exhibit F

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Align Alternative Access Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,194,914.17(1)	0.0000870(2)	$103.96
Fees Previously Paid	—		—
Total Transaction Valuation	$1,194,914.17(1)
Total Fees Due for Filing			$103.96
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$103.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(2)	Calculated at $87.00 per $1,000,000 of the Transaction Valuation in accordance with Section 14(g) under the Securities Exchange Act of 1934, as amended and modified, for fiscal year 2027.

Table 2 - Fee Offset Claims and Sources

Not applicable.

F-1